SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)*

Riverbed Technology, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

768573 10 7

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elliott Associates, L.P.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 5,150,756
	8.	Shared voting power 0
	9.	Sole dispositive power 5,150,756
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 5,150,756
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 3.2%
14.	Type of reporting person PN

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elliott International, L.P.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,565,690
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,565,690
11.	Aggregate amount beneficially owned by each reporting person 9,565,690
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 6.0%
14.	Type of reporting person PN

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elliott International Capital Advisors Inc.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds* OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,565,690
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,565,690
11.	Aggregate amount beneficially owned by each reporting person 9,565,690
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 6.0%
14.	Type of reporting person CO

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the “Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 11, 2014, the Reporting Persons issued a public response to a series of statements made last week by executives of the Issuer regarding Elliott’s and Elliott International’s offer to acquire all of the Issuer’s outstanding shares of Common Stock for a price of $21 per share in cash (the “Statement”). A copy of the Statement is attached as Exhibit E hereto, and incorporated herein by reference.

Moelis & Company has been retained as Elliott’s and Elliott International’s M&A advisor and has prepared a presentation validating the attractiveness of Elliott’s and Elliott International’s offer to acquire all of the Issuer’s outstanding shares of Common Stock for a price of $21 per share in cash. A copy of this presentation is attached as Exhibit F hereto, and incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 159,987,972 shares of Common Stock outstanding as of January 30, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 14, 2014.

Elliott individually beneficially owns 5,150,756 shares of Common Stock, constituting approximately 3.2% of all of the outstanding shares of Common Stock.

Elliott International and EICA beneficially own an aggregate of 9,565,690 shares of Common Stock, constituting approximately 6.0% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 14,716,446 shares of Common Stock, constituting approximately 9.2% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA have net economic exposure to approximately 1.3% of the shares of Common Stock outstanding pursuant to Derivate Agreements, as disclosed in Item 6.

Collectively, Elliott, Elliott International and EICA have combined net economic exposure and voting power in the Issuer of approximately 10.5% of the shares of Common Stock outstanding.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

Elliott (through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott) and Elliott International have entered into notional principal amount derivative agreements (the “Derivative Agreements”) in the form of cash settled swaps with respect to 822,500 and 1,527,500 shares of Common Stock of the Issuer, respectively (representing economic exposure to approximately 0.51% and 0.95% of the shares of Common Stock of the Issuer, respectively). Collectively, the Derivative Agreements held by the Reporting Persons represent the economic exposure to an interest in approximately 1.5% of the shares of Common Stock. The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Derivative Agreements (such shares, the “Subject Shares”). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

In addition, Elliott and Elliott International have also entered into Derivatives Agreements in the form of cash settled swaps that result in Elliott and Elliott International having short economic exposure to an aggregate of 347,012 shares of Common Stock (the “Short Contracts”). The Short Contracts do not give Elliott or Elliott International direct or indirect voting, investment or dispositive control over any securities of the Issuer. Accordingly, Elliott and Elliott International each disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such Short Contracts.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit E – Press Release dated March 11, 2014.

Exhibit F – Presentation by Moelis & Company.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: March 11, 2014

.	ELLIOTT ASSOCIATES, L.P
	By:	Elliott Capital Advisors, L.P., as General Partner
By:Braxton Associates, Inc., as General Partner

		By:	/s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL, L.P.
	By:	Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

		By:	/s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

	By:	/s/ Elliot Greenberg
Elliot Greenberg
Vice President